Exhibit 99



Company Statement Relating to Forward Looking Information
From press releases by the Company dated June 24, 1999 and July 21, 1999 (Filed Pursuant to Rule 175)




Mr. Richard J. Kogan, Chairman and Chief Executive Officer, commenting on the Company's business results, stated "For the full year, we expect the increase in Schering-Plough's 1999 earnings per share to approach 20 percent."